Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    Date of Material Change
May 29, 2014 and June 6, 2014
3.    News Release
News releases disclosing in detail the material summarized in this material change report were issued by Baytex on May 29, 2014 and June 6, 2014 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.
4.    Summary of Material Change
On May 29, 2014, Baytex announced the pricing of its previously announced private placement offering (the "offering") of senior notes due 2021 (the "2021 Notes") and 2024 (the "2024 Notes" and, together with the 2021 Notes, the "Notes") in an aggregate principal amount of US$800 million (upsized from US$780 million) and on June 6, 2014, Baytex announced closing of the offering.

5.    Full Description of Material Change
5.1    Full Description of Material Change
On May 29, 2014, Baytex announced the pricing of its previously announced offering of Notes and on June 6, 2014, Baytex announced closing of the offering.

The 2021 Notes were issued at par in an aggregate principal amount of US$400 million, bear interest at a rate of 5.125% per annum and mature on June 1, 2021. The 2024 Notes were issued at par in an aggregate principal amount of US$400 million, bear interest at a rate of 5.625% per annum and mature on June 1, 2024. Each series of Notes pays interest semi-annually in arrears.

Concurrently with the closing of the offering, the gross proceeds of the offering (plus an amount related to interest that would accrue on the Notes through a specified date) were deposited into an escrow account until the date on which certain escrow conditions are satisfied, including the closing of the acquisition of all of the ordinary shares of Aurora Oil & Gas Limited (the "Arrangement"). Prior to or concurrently with the escrow release, the existing credit facilities of Baytex will be replaced with a $1.0 billion revolving unsecured credit facility with a four-year term, a $200 million unsecured term loan facility with a two-year term and a US$200 million revolving unsecured credit facility with a four-year term for a U.S. subsidiary of Aurora Oil & Gas Limited.

Baytex intends to use a substantial portion of the net proceeds from the offering of the Notes to purchase the notes tendered and accepted for purchase in its previously announced cash tender offers (collectively, the "Tender Offers") and consent solicitations for the 9.875% Senior Notes due 2017 and the 7.50% Senior Notes due 2020 of Aurora USA Oil & Gas, Inc. The remaining net proceeds will initially be used to reduce Baytex's outstanding indebtedness under its revolving credit facilities which will subsequently be re-drawn for general corporate purposes. The purpose of the offering, in conjunction with the Tender Offers, is to simplify Baytex’s debt capital structure following the completion of the Arrangement, which is expected to occur on June 11, 2014 (in Perth).

If the escrow conditions are not satisfied on or prior to June 16, 2014, Baytex delivers a notification that such conditions will not be satisfied or the Scheme Implementation Deed governing the Arrangement is terminated, Baytex will be required to redeem each series of Notes in full at a price equal to 100% of the applicable initial issue price of such Notes, plus accrued and unpaid interest from the date of issuance of such Notes up to, but excluding, the payment date of such mandatory redemption.

5.2    Disclosure for Restructuring Transactions
Not applicable.
6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.    Omitted Information
Not applicable.
8.    Executive Officer
For further information, contact Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary at (587) 952-3000.
9.    Date of Report
June 6, 2014.

Advisory

Certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this material change report contains forward-looking statements relating to but not limited to: the timing of the implementation of new unsecured credit facilities and the terms of such facilities; the use of proceeds of the offering; and the timing of completion of the Arrangement. The forward-looking statements contained in this material change report speak only as of its date and are expressly qualified by this cautionary statement.
These forward-looking statements are based on certain key assumptions regarding, among other things, the satisfaction or waiver of the other conditions to the Arrangement and the Tender Offers. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all; closing of the Arrangement could be delayed or not completed if we are not able to obtain the necessary approvals required for completion or, unless waived, some other condition to closing is not satisfied; the Tender Offers and consent solicitations may not be completed on the terms contemplated or at all; and other factors, many of which are beyond the control of Baytex. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
None of the Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.
All amounts are in Canadian dollars unless otherwise noted.